Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made based on the operating data for December 2022 of the Group to be published on the Shanghai Stock Exchange, and pursuant to Rules 13.09 and 13.10B of the Listing Rules and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made based on the operating data for December 2022 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange, and pursuant to Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

In December 2022, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group decreased by 25.02% as compared with the same period last year (a year-on-year (“YoY”) basis), of which, passenger capacity for domestic routes decreased by 29.07%, and passenger capacity for regional routes and international routes increased by 149.92% and 54.29%, respectively, as compared with the same period last year. Compared with the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) decreased by 23.18%, of which, passenger traffic for domestic routes decreased by 27.64%, and passenger traffic for regional routes and international routes increased by 242.93% and 86.86%, respectively, as compared with the same period last year. The passenger load factor was 66.53%, representing an increase of 1.59 percentage points as compared with the same period last year, of which, the passenger load factor for domestic routes, regional routes and international routes increased by 1.32, 10.97 and 11.40 percentage points, respectively, as compared with the same period last year.

In terms of cargo operations, in December 2022, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) decreased by 22.75% as compared with the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) decreased by 15.68% as compared with the same period last year. The cargo and mail load factor was 63.55%, representing an increase of 5.33 percentage points as compared with the same period last year.

In December 2022, the Group has newly launched the following major routes: Changsha-Huai’an-Shenyang-Huai’an-Changsha, Shenzhen-Fuzhou-Dalian-Fuzhou-Shenzhen (each being seven flights a week).

In December 2022, the Group introduced eight aircrafts (including one A350 aircraft, one B777F aircraft, two A321NEO aircrafts, and four ARJ21 aircrafts), and disposed of one A380 aircraft. As of the end of December 2022, the Group operated a fleet of 894 commercial aircrafts as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	2	0	0	2
Airbus 350 Series	0	16	0	16
Airbus 330 Series	6	27	7	40
Airbus 320 Series	117	103	124	344
Boeing 787 Series	4	25	10	39
Boeing 777 Series	9	21	0	30
Boeing 737 Series	138	68	191	397
EMB190 Series	6	0	0	6
ARJ21	1	19	0	20

Total	283	279	332	894

KEY OPERATING DATA OF DECEMBER 2022

Traffic	December 2022			Cumulative 2022
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	6,793.81	56.60	-27.64	96,990.23	-34.56
Regional	30.03	19.42	242.93	175.05	14.80
International	671.71	32.27	86.86	4,912.23	21.28

Total	7,495.55	53.88	-23.18	102,077.52	-33.03

RTK (in million)
Domestic	677.88	49.83	-28.32	9,593.81	-33.33
Regional	3.69	15.17	108.70	22.86	-10.30
International	559.41	-1.66	-8.08	6,766.94	-0.39

Total	1,240.97	21.13	-20.25	16,383.61	-22.75

RTK - Cargo and Mail (in million)
Domestic	76.63	18.97	-28.61	1,047.26	-17.22
Regional	1.04	7.79	4.67	7.36	-38.69
International	499.94	-4.53	-13.31	6,331.91	-1.59

Total	577.61	-1.94	-15.68	7,386.54	-4.21

Passengers carried (in thousand)
Domestic	4,132.64	50.58	-32.49	61,666.55	-36.89
Regional	25.42	18.27	187.89	157.23	6.42
International	117.95	31.18	125.20	812.41	26.96

Total	4,276.01	49.73	-30.83	62,636.19	-36.41

Cargo and mail carried (in thousand tonnes)
Domestic	46.01	13.46	-28.76	633.62	-17.21
Regional	0.92	9.34	-7.84	6.87	-43.68
International	53.31	-5.36	-10.63	686.15	3.27

Total	100.25	2.58	-19.96	1,326.64	-8.00

Capacity	December 2022			Cumulative 2022
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	10,164.38	55.56	-29.07	145,660.06	-29.10
Regional	74.27	21.47	149.92	410.36	-11.37
International	1,026.96	24.01	54.29	7,777.35	-3.05

Total	11,265.61	51.76	-25.02	153,847.77	-28.08

ATK (in million)
Domestic	1,131.87	53.71	-29.53	16,140.43	-31.12
Regional	9.91	17.71	140.56	55.49	-9.33
International	780.99	-4.11	-14.96	10,026.02	0.01

Total	1,922.77	23.31	-23.96	26,221.94	-21.77

ATK - Cargo and Mail (in million)
Domestic	217.07	46.36	-31.42	3,031.03	-38.66
Regional	3.23	10.62	123.25	18.55	-4.98
International	688.57	-6.95	-19.80	9,326.06	0.24

Total	908.87	1.98	-22.75	12,375.64	-13.24

Load Factor	December 2022			Cumulative 2022
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	66.84	0.45	1.32	66.59	-5.56
Regional	40.43	-0.70	10.97	42.66	9.72
International	65.41	4.09	11.40	63.16	12.67

Total	66.53	0.91	1.59	66.35	-4.90

Cargo and Mail Load Factor
Domestic	35.30	-8.13	1.39	34.55	8.95
Regional	32.11	-0.84	-36.38	39.67	-21.81
International	72.61	1.84	5.44	67.89	-1.26

Total	63.55	-2.55	5.33	59.69	5.63

Overall Load Factor (RTK/ATK)
Domestic	59.89	-1.55	1.01	59.44	-1.97
Regional	37.20	-0.82	-5.68	41.20	-0.44
International	71.63	1.79	5.36	67.49	-0.27

Total	64.54	-1.16	3.01	62.48	-0.80

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;

2.	“RTK(s)” refers to the load (passenger and cargo and mail) in tonnes multiplied by the kilometers flown;

3.	“RTK(s) - Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;

4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;

5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;

6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;

7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;

8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;

9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal preliminary statistics of the Group, which may be subsequently adjusted or differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board China Southern Airlines Company Limited Chen Wei Hua and Liu Wei Joint Company Secretaries

Guangzhou, the People’s Republic of China

16 January 2023

As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.